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VIA EDGAR

Ms. Taylor Beech

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 1 to Registration Statement on Form F-3 File No. 333-266899

Dear Ms. Taylor and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated August 29, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Registration Statement on Form F-3 filed on August 16, 2022 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 1 to Registration Statement on Form F-3 (“Amendment No. 1”) and certain exhibits via EDGAR to the Commission. To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 1, a marked version showing changes to the Registration Statement.

Resident Partners: Amy E. Beckingham Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua Simon J. Cooke	Kieran G.C. Donovan Dominic A. Geiser Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride	Dominik Sklenar Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York) Benjamin P. Su (New York)	Daying Zhang (New York)

September 7, 2022 Page 2

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 1 where language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-3 Filed August 16, 2022

General

1. Your disclosure is unclear about whether you have issued any of the securities being registered for resale by the selling security holders. Please tell us whether the securities you are registering have been issued, and if so, describe the initial transaction in which the securities were sold in your registration statement. If the securities have not been issued, please provide us with your legal analysis as to why you believe your registration of the securities is appropriate at this time. Alternatively, you can amend to remove the resale aspect of this offering and complete your private placements.

In response to the Staff’s comment, the Company has removed the securities being registered for resale by the selling security holders from Amendment No. 1.

2. As a related matter, it appears that you are not permitted to omit the identities of selling security holders and amounts of securities to be registered on their behalf, as you are not primary eligible to use Form F-3. Please revise your filing fee table and your disclosure throughout the prospectus to provide the information required by Item 507 of Regulation S-K regarding the specific selling security holders and the number of shares that you intend to register for resale by the selling security holders. Refer to General Instruction H to Form F-3, Securities Act Rule 430B(b)(2), and Securities Act Rules Compliance and Disclosure Interpretations 228.03 and 228.04.

In response to the Staff’s comment, the Company has removed the selling security holders from Amendment No. 1.

* * *

September 7, 2022 Page 3

If you have any questions regarding Amendment No. 1, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xuefei Xiao, Chief Legal Officer, Ucommune International Ltd Jenny Liu, Marcum Bernstein & Pinchuk LLP